JOEL PENSLEY

Attorney at Law

211 Schoolhouse Road

Norfolk, Connecticut 06058

860-542-1122

Fax: 212-898-1266

Email: joel@pensley.com

Secretary Proteonomix, Inc.

Admitted in New York State

October 20, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated August 31, 2009 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment will contain a correspondence file containing this letter as well as a “difference’ file which details all changes to facilitate your review. Supplemental information will be sent to you today by overnight delivery. In addition, a printed version of this response letter will be sent by overnight delivery.

General

1.

“Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.”

We note the contents of the comment and have made appropriate changes to the present filing wherever in the amended filing the comment(s) apply.

2.

“We note that on August 19, 2009 the company filed a Form 8K disclosing appointment of a new Chief Financial Officer. Please update all relevant portions of the filing to reflect this change in management.”

Item 5 of the present filing discloses that Robert Kohn was appointed Acting Chief Financial Officer and that his appointment was upgraded to Chief Financial Officer The agreement between the Company and Mr. Kohn is attached as exhibit 10.20.

3.

“Please ensure that all headings and subheadings are distinguishable throughout the filing.”

We have reviewed all headings and subheadings and have established consistent priorities.

4.

“Please supplementally provide your basis for each of the following statements:

"Further, our protein molecules form a complex structure that enhances skin firmness and elasticity and delivers essential complexes that assist in the support of cells found in human tissues. We have found that Matrix NC158, when combined with our carrier agents and applied to the skin surface, penetrates the outer epidermal layer. Once within the extracellular matrix environment of the skin, the components enhance the production of type 4 collagen in the skin, helping to reduce the appearance of superficial wrinkles.” (Page 2)

"Our results show a greater than ten-fold replication without genomic changes.”

"In the next few years, we anticipate that treatments based on stem cells...will be  used for as many patients to treat as many different ailments...as are drug therapies and surgery used currently for such disorders." (Page 2)

"The reason for the surge of interest in cell therapy is that cells used for therapy often are more effective than chemical therapeutics” (Page 2)

"Combined with our patent pending device and enzyme separation medium used to separate stem cells while they are growing which we have named ESEF 99, ES400 grown cells show less than 1% destructive tumor formation in progressive generations. By contrast, current competitors' stem cell lines demonstrate an 80% probability of destructive tumor formation in successive generations." (Page 4)

“CB--500 enhances the rate of growth of a stem cell colony three-fold." (Page 4)

"In addition, the expansion technology combined with our patent pending aliquot system provide for an increase in supply."

We have furnished as a supplement attached to the hard copy of these responses the information you requested with research articles, a white paper and related materials.

The statement:"Our results show a greater than ten-fold replication without genomic changes” has been modified to state “We anticipate that we can generate replication without genomic changes.”

In addition, the present filing removes the statement that “B-500 enhances the rate of growth of a stem cell colony three-fold."  Disclosure now states that CB-500 enhances the rate of growth of a stem cell colony.

5.

“Please expand your disclosure to include a more robust discussion of the development of your business, your subsidiaries and predecessors, during; the last three years. For instance, we note that in Note 1 to the Consolidated Financial Statements you state that Azurel, Ltd was discharged from bankruptcy in May 2006; however, you do not mention this bankruptcy in the Business section as required by Item 101(a)(1) of Regulation S-K. In addition, you should include a discussion of Azurel's merger with National Stem Cell, Inc. in 2006. Please ensure that the general development of the business over the past three years has been addressed in its entirety in this section of the registration statement.”

Disclosure of business development over the past three years has been expanded. The bankruptcy of Azurel and the merger involving National Stem Cell, Inc. has been described. The present filing states that:

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on January 14, 2005, National Stem Cell, Inc. was formed and on that date acquired The Sperm Bank of New York, Inc., a company engaged in reproductive tissue banking, including sperm, ova, ovarian tissue and testicular tissue;

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Michael Cohen contributed intellectual property consisting of his research into immunological isolation of subsets of stem cell populations derived from umbilical cord blood and bone marrow. Some of this research was embodied into patent applications;

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Mr. Cohen financed the initial operations of National Stem Cell by purchasing shares of its common stock;

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Azurel, Ltd. had been a public reporting company marketing a line of fragrances and cosmetics;

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on February 2, 2001, Azurel filed a voluntary petition for protection from creditors under Chapter 11 in the United States Bankruptcy Court for the District of New Jersey, Newark. Azurel was discharged from bankruptcy on December 28, 2005;

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Azurel acquired National Stem Cell. as a wholly owned subsidiary with its subsidiary The Sperm Bank of New York, Inc. and subsequently changed its name from Azurel to National Stem Cell Holding, following the acquisition. In this transaction Azurel’s common stock was reverse split 1:37. In August 2008, the National Stem Cell Holding reverse split its stock 1:10 and changed its name to Proteonomix, Inc.;

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On July 7, 2008, the Company formed Proteoderm, Inc in New York State, as a wholly-owned subsidiary, to develop, market, and sell a cosmeceutical line using technology licensed to the Company by Michael Cohen, President, and his brother, Jacob Cohen;

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In March 2006, National Stem Cell began to work in conjunction with Johns Hopkins University and developed multiple patents in stem cell expansion, stem cell growth and identification of particular types of stem cells.

6.

“Please include in your Business discussion:

The sources and availability of raw materials and the names of your principal suppliers;

The regulatory regime governing the current and anticipated business activities of the Company and its subsidiaries, including:

the governmental agencies that regulate the business specifically, the FDA for all stem cell related technologies a summary of any existing or probable regulations that materially affect, or may materially affect, the company's operations and the effect on the business; and

the need for any governmental approvals of your products, services and research activities, including cosmeceuticals and cosmetic products;  and research activities, including cosmeceuticals and cosmetic products; and

an estimate of the amount spent during the last two fiscal years on research and development.

The filing discloses that the stem and embryo bank subsidiary operates under the auspices United States Heath and Human Services “CLIA” (Clinical Laboratory Improvement Amendments) CLIA regulates laboratories and monitor and review licenses and adheres to medical standards and ethics set forth by the American Society for Reproductive Medicine (ASRM). The filing further discloses that. BioGenetics which operates the laboratory on behalf of the Company is an FDA registered cell and tissue bank facility and is licensed by the New Jersey State Department of Health as a Laboratory under CLIA and the New York State Department of Health as a Reproductive Cell &Tissue Bank.

The filing further discloses that the Company’s subsidiary, Proteoderm, is regulated by the Personal Care Products Council (“PCPC”), formerly known as the Cosmetic, Toiletry and Fragrance Association,” is the leading national trade association for the cosmetic and personal care products industry. For more than 600 member companies, it is a leading and trusted source of information for and about the industry and a vocal advocate for consumer safety and continued access to new, innovative products. The PCPC has adopted a Consumer Commitment Code to formalize many existing product safety practices and to demonstrate its members’ commitment to safety. The Cosmetic Ingredient Review (“CIR”) Expert Panel, an independent, nonprofit panel of  scientists and physicians established in 1976 to assess the safety of ingredients used in cosmetics in the U.S. with the support of the U.S. Food and Drug Administration and the Consumer Federation of America.

The sources and availability of raw materials and the names of principal suppliers are now listed as University of Miami and San-Mar Laboratories, Inc. and agreements with each source are described and attached as exhibits. The amount spent during each of the last two fiscal years on research and development is now specified. In 2007, we spent $53,933 and in 2008, we spent $-0- on research and development.

The present filing indicates that FDA approvals are needed for all stem cell therapies but not of the Company’s cosmeceuticals.

7.

 “Please explain what "identification biomarker," "cell surface markers" and "beta cells" are the first time you use these terms on page 1.

The filing includes the following definitions; an “identification biomarker” as a substance used as an indicator of a biologic state, objectively measured and evaluated as an indicator of normal biological processes, pathogenic processes, or pharmacologic  responses to a therapeutic intervention; and

“cell surface markers” as the molecules present on the surface of a cell; and

beta cells as insulin producing cells.

8.

“We note your statement on page 1 that certain technologies have been licensed to the company in perpetuity. Please revise your disclosure to identify who the technologies were licensed from and the material terms of the license agreements, including the following:

Each party's obligations, including research and development funding obligations and obligations to defend patents;

Fees paid to date, including upfront payments and annual payments,

Aggregate potential payments, including milestone payments;

Existence of royalty provisions; and

Term and termination provisions.”

Please also file any relevant agreements as exhibits to the registration statement. See Item 601(b) (10) of Regulation S-K.

The present filing states that the license provides that research and development as well as funding and patent obligations are the responsibility of the licensee; that no fees have been paid to date and no royalties will be paid to Mr. Cohen; that term is perpetual unless the Company becomes bankrupt or makes an assignment for creditors, in which event all rights revert to Mr. Cohen.

Exhibits have been added containing the license agreements.

9.

“We note the following statement on page 1: "Based on the results of our research, we anticipate that the cells that we are able to isolate will substantially reduce, if not eliminate, rejection when transplanted into the liver of a diabetic patient." Please revise your disclosure to describe the results of your research supporting this statement.”

The present filing includes revised disclosure that based on the fact that these cells are autologous, the Company anticipates that the cells that it is able to isolate will substantially reduce rejection when transplanted into the liver of the same diabetic patient. This result is achieved because the cells are being transplanted to the same person from whom they were derived rather than from a non-related donor.

10.

“Please provide more detail about the scientific bases underlying your cell therapies. For example, you should explain to lay reader how stem cells harvested in the patient’s pancreas are capable of being converted to islet cells, and why these converted cells are then transplanted into the liver of the diabetic patient, an organ which does not normally secrete insulin.”

The present filing states that the Company has not tested its theory of conversion of stem cells to islet cells. Disclosure has been revised to indicate that the Company has identified stem cells in the pancreas which have the same surface cell markers as beta cells which produce insulin. Thus, no conversion to beta cells may be required. The Company is still experimenting with technology which would enable conversion of pancreatic stem cells to beta cells, but has not achieved results as of yet.

Disclosure further states that its methods are similar to the Edmonton Protocol a method of using cadaveric islet cells (beta cells from cadavers) and injecting these cells into the liver which used rather than the pancreas as it is blood vessel rich and offers a safer organ into which to inject beta cells except that the Company is using autologous cells rather than cadaveric cells.

11.

“Your disclosure about the procedures you intend to use in your stem therapies and the results you anticipate observing are prospective and speculative, so it is unclear how far along you are in your research and testing. Please clarify the current stage of development for these therapies and your anticipated developmental timeline.”

The present filing states that all of the Company’s therapeutic technologies are pre-clinical in that Phase I FDA trials have not begun. The Company needs to test its technologies and therapies before commercialization and that the timeline cannot be estimated as it depends on successful funding, testing and regulatory approval.

12.

“We note the following statement on page 1: "We will require additional funding to submit these islet cells and our protocols for research to create beta cells in conjunction with the University of Miami during 2009.” Please revise your disclosures to quantify the additional funding needed and explain where you hope to procure such funds. In addition, please discuss the nature and extent of the University of Miami's involvement in these activities.”

The present filing includes disclosure that the Company is attempting to achieve sufficient funding through sale of equity. In the event it is unable to raise sufficient funds in that fashion, it would consider a joint venture with a large pharmaceutical company or a license with a larger company with the resources to conduct regulatory testing.

13.

On page 1 you state that Proteoderm “introduced” the company’s cosmeceutical at an Anti-Aging Conference in August 2008, but later state that the company has entered into an agreement with Smeena Khan, M.D., to conduct a multi -center clinical study of the effects of the P:roteoderm skin care line. You also state that you have received your first order for ten thousand skin care kits under your Cosmetic Sales Agreement and expect to make delivery of the kits in 2009. It is unclear from your disclosure whether or not your cosmeceuticals are ready for sale to the public. Please clarify at what stage in development, clinical testing and commercialization your cosmeceutical skin care line is, and when in 2009 you anticipate delivering the ordered kits.

Please refer to responses to comments 14 and 15 which discuss the clinical study by Dr. Smeena Khan and the purchase order from two China-based companies.

The filing now states that the Company’s cosmeceutical kits are ready for commercialization but that the Company awaits funding to manufacture and package the kits for retail sales or to package in bulk for sales through the China-based companies or other distributors which desire to create their own packaging.

The Company has changed the word “clinical” to “efficacy” in describing Dr. Khan’s study

14.

We note your mention at the top of page 2 of the agreement for the licensing, sale and distribution of Proteoderm’s cosmeceutical kit with "two China-based companies." Please revise your disclosure to identify the two companies and describe the material terms of the agreement, including the following

Each party's obligations;

Fees paid to date, including upfront payments and annual payments;

Aggregate potential payments, including milestone payments;

Existence of royalty provisions; and

Term and termination provisions.

The filing has been revised to state that in January, 2009, the Company entered into an agreement with two China-based companies, China Biopharma, Inc. which distributes pharmaceuticals and cosmetics in China and Sinoquest Investment Ltd. which controls several pharmaceutical and cosmetic distribution companies in China. Under the terms of that agreement, the Company will provide the ingredients of cosmeceutical kits each containing a day cream, night cream, under eye serum, exfoliant and cleanser with the Matrix NC 138TM, in bulk, and China Biopharma and Sinoquest will market and sell the products in China, Hong Kong and Taiwan. The term of the agreement was three years; and, over and above the price per kit set forth below, the purchasers were obligated to pay the Company a royalty of $15 per kit on net sales. The purchasers were obligated to purchase 10,000 units per year commencing the date of the first order. The purchasers were additionally obligated to purchase Proteonomix stock in the open market at a level equal to 5% of gross sales less returns and to retain purchased shares for a period of one year before selling them. The purchasers were also obligated to create a “Wholly Owned Foreign Enterprise” (WOFE) owned 60% by the Company and 40% by the purchasers. The WOFE has not been formed.

The Company received the first order for 10,000 kits at $100 per kit. Pursuant to the terms of the purchase order, the Company had to demonstrate the financial ability to manufacture 50,000 kits before payment for the first order would be made. The Company was unable to demonstrate the financial ability to manufacture 50,000 kits and the purchase order expired. The president of China Biopharma and Sinoquest has informed the Company that if it demonstrates the financial credibility of $1,000,000 in cash or cash equivalents and makes cosmetic sales in the United States, the order will be reinstated.

15.

Please revise your disclosure on page 2 to describe the material terms of your agreement with Smeena Khan, M.D., under which you plan to conduct a multi-center clinical study of the effects of Proteoderm's skin care line, including the following:

The anticipated commencement date of the study

Each party’s obligations;

Fees paid to date, including upfront payments;

Aggregate potential payments, including milestone payments; and

Term and termination provisions.

The present filing includes the material terms of our agreement with Smeena Khan, M.D. to conduct a multi-center clinical study of the effects of the cosmeceutical kits. Disclosure states that the Company and its subsidiary, Proteoderm, have conducted tests of the efficacy of our cosmeceutical kit on a dozen women and have found that the kit removed age lines in the faces and under the eyes of each person tested. However, the Company concluded that it needed a more formal and more extensive study to verify or contradict its preliminary conclusions relating to efficacy. As a result, it entered into an agreement with Smeena Khan, M.D, a dermatologist based in Virginia, to conduct a multi-center efficacy study on a larger scale than previous tests conducted of the benefits of the Proteoderm skin care line on aged skin, particularly wrinkles. The Study is designed as a split-face study (i.e. one half the face using our cosmeceutical and the other the creams or lotions presently used by the participants in the study), conducted over the course of a twelve-week period for 150 patients. The study, originally scheduled to commence during the third week in May, 2009 has been postponed pending production of sufficient numbers of cosmeceutical kits.

The Company’s obligations are to provide the cosmeceutical kits, technical support as needed by Dr. Khan, preparation of agreements to be signed by other physicians participating in the study and statistical services. Dr. Khan’s obligations are to have the participants’ photographed just prior to commencement of the study, and every two weeks thereafter. Dr. Khan’s obligations are to prepare the Study Materials, expected to total 30-40 pages, including the following:

patient and Investigator questionnaires;

patient consents (subject to approval of the Company’s counsel);

instructions to Patients and to Investigators;

written agreements of the Investigators to participate in the Study;

study protocol (design of the Study);

patient logs;

patient assessment forms; and

other materials deemed by Dr. Khan to be necessary or advisable.

Dr. Khan has been paid $5,000 and issued 10,000 common stock options exercisable for a period of five years at $2.50 per share and will receive an additional $5,000 and 10,000 options with like terms upon conclusion of the study. In addition, Dr. Khan will receive the kits throughout her lifetime without charge; and she will keep copies of all photographs of all patients with the right to show to her future patients to illustrate the efficacy of the kit.

The agreement does not contain specific termination provisions but cites that Dr. Khan shall devote, with regard to her other commitments, to perform her duties in conducting the study. If the study is conducted as set forth in the agreement with Dr. Khan, the agreement will terminate at the conclusion of the study.

16.

We note your statement that your data for Phase I umbilical cord expansion is derived from your patent pending growth medium and matrix to grow hES, but that you are no longer expanding hES derived stem cells. Please

The comment contains no instructions after “please.” We assume the comment requests an explanation of how the Company’s growth medium contained in a pending patent application relating to the growth of hES can be used for non hES stem cells. The paragraph states that the Company anticipates that the technology also applies to stem cell derived from umbilical cords.

17.

 Please define “genomic changes” when first used on page 2.

The present filing defines “genomic changes” as changes in genes and sequences of genes, and DNA segments, in the chromosomes of an organism when first used under the subtitle “Umbilical Cord Expansion.”

The Market, page 2

18.

Please revise your disclosure to remove the statement that your research and development program has "demonstrated results," as this might suggest that your product development is more advanced than it is. If you are referring only to the fact that your research and development efforts have led to a number of pending patent applications, then you should make this clear. Similarly, please remove the statement that you have "multiple therapeutic treatments and products" or clarify that you have not received any revenues from these and none of these treatments and products have yet been commercialized.

The present filing has been changed to revise the statement that the Company’s research and development program has "demonstrated results". We have clarified the statement that we have "multiple therapeutic treatments and products" to indicate that none of the treatments and products have yet been commercialized. The filing has placed this disclosure under Business and eliminated the subcategory of “The Market.”

19.

We note the following statement on page 3: "SBNY collects its samples using facilities and personnel of BioGenetics Corporation, the Sperm and Embryo Bank of New Jersey and Saint Luke's Hospital in New York City." Because SBNY is your sole source of revenue at this point in time, agreements governing its relationship with third parties for use of facilities and personnel could be considered material under Item 601(b) (10) of Regulation S-K. Therefore, please revise your disclosure in describe your relationship with BioGenetics Corporation, the Sperm and Embryo Bank of New Jersey and Saint Luke's Hospital, any such agreements and the material terms of each, including term and termination provisions. Please also file any relevant agreements as exhibits to the registration statement.

The present filing has been revised to describe Natonal Stem Cell’s relationship with BioGenetics Corporation, the Sperm and Embryo Bank of New Jersey and Biogenetic’s relationship with Saint Luke's Hospital. Specifically, the filing now states that BioGenetics is a party to an oral management agreement with the Company’s National Stem Cell subsidiary cancellable upon 30 days’ notice whereby it manages the collection, storage and sale of sperm and other biological material for a fee of $50,000 per year which is deducted from receipts from the sale of sperm and other biological material. In addition, the disclosure adds that BioGenetics sublets approximately 300 square feet from Roosevelt/St Luke’s Hospital for $795 per month all inclusive (landlord pays utilities and taxes) to receive donors and collect samples.

The contents of oral agreements relating to BioGenetics have been filed as exhibit 10.24 to the registration statement.

20.

Please disclose where your reproductive cell and storage facility is accredited, the agency or body which confers accreditation, and discuss the criteria required to obtain and maintain your facility's accreditation.

The present filing discloses that the Company’s stem and embryo bank subsidiary operates under the auspices United States Heath and Human Services “CLIA” (Clinical Laboratory Improvement Amendments) and adheres to medical standards and ethics set forth by the American Society for Reproductive Medicine (ASRM) and related scientific associations and regulatory government agencies.

The filing also states that BioGenetics is an FDA registered cell and tissue bank facility and is licensed by the New Jersey State Department of Health as a Laboratory under CLIA and the New York State Department of Health as a Reproductive Cell &Tissue Bank. The state departments of health annually inspect the facility.

Disclosure further indicates that reproductive cell and storage facility is located at 187 Mill Lane, Mountainside, New Jersey with a collection facility in New York City.

21.

“We note the following statements on page 3: "Our approach is to develop from bone marrow, cord blood derived stem cells and organ specific stem cells candidate therapies that comply with FDA protocols already in effect for therapeutic transplantation with such stem cells. As a result, we can bypass laborious and time-consuming studies for safety and efficacy that the FDA requires of our competitors before advancing to human clinical trials and eventually to market." Please revise your disclosure to describe the referenced FDA protocols and expand your disclosure to explain what studies you believe you can bypass, why you believe you can bypass these studies and whether or not your potential products will still require approval from the FDA. If FDA approval will be required, discuss the status of the approval within the FDA approval process and the steps involved for such approval. See Item 101(h)(4)(viii) of. Regulation S-K.”

The revised disclosure describes FDA protocols and expands disclosure with reference to FDA approval and the steps involved in that each of the Company’s products and areas of development is subject to intense competition from other entities that may have substantially greater resources than the Company does. Stem cell therapies for diabetes and cardiac injury are being developed by a number of companies. The Company’s stem cell therapeutic development program is, to the best of the Company’s knowledge, distinguishable from those of the competitors on the basis of several factors. Competitors’ stem cell therapy candidates rely on re-engineering or modifying cell characteristics that will require multiple validation and safety studies before advancing to clinical trials with patients. The Company’s approach is to develop from bone marrow, cord blood derived stem cells and organ specific stem cells. The Company’s cells are derived from the patient’s own body and thus have a lower chance of rejection by the body. For example, the Company’s diabetes cell therapy is based on cells the Company obtains from the patient’s own body. The Company hopes to utilize the FDA approved Edmonton Protocol in order to administer the patient’s modified cells into the patient’s liver. As a result, the Company hopes to reduce the time and expenses associated with a Phase I trial by the FDA. Successful phase I trial requires the Company to demonstrate limited adverse reaction to the therapy and efficacy. The Company believes that its approach will reduce the likelihood of rejection which would be considered an adverse reaction.

22.

“Please explain what you mean by "immune suppression" where used on page 4.”

The present filing includes the definition of “immune suppression” as suppression of the immune response, such as by drugs or radiation, in order to prevent rejection or to control autoimmune diseases.

23.

“We note the following statement on page 4: "Our expansion technology is based on our unique growth medium and not a reactor." Please expand your disclosure to describe your “unique growth medium" and how it compares and contrasts to the use of a reactor.”

The present filing has expanded disclosure to read “These growth platforms are unique because they are free of animal or human blood components (“serum free”) and free of animal product (“xeno free”). Instead, the platforms are based on components that are FDA approved for transplant for human beings. Specifically a reactor is a device, essentially an incubator for cells and is not a medium. The use of a reactor requires a medium. Our medium does not require a reactor.”

24.

“We note your reference to your "patent pending protein," which occurs in women during childbirth. Please clarify which protein you are describing and clarify whether you have applied for a patent with respect to this protein itself.”

The filing now states that the Company has applied for a patent with respect to the protein; and that the protein occurs not during “childbirth” but during “pregnancy.”

25.

“With respect to your disclosure under the caption "Our Current and Future Products, "please revise this section to make clear which of your products are current and which are future products. Consider adding captions or subtitles to your disclosure to help with this differentiation. “

The present filing clarifies that all products are future products except the Company’s cosmeceutical.

26.

“Please describe the material terms of the assignment agreement between The Johns Hopkins University and National Stem Cell, Inc. discussed on page 4, including the following:

Each party's obligations;

Fees paid to date, including upfront payments and annual payments,

Aggregate potential payments, including milestone payments;

Existence of royalty provisions; and

Term and termination provisions.

Please also file the agreement as an exhibit to the registration statement.”

The filing states that the National Stem Cell’s settlement agreement with Johns Hopkins extinguishes all rights by the parties to the research agreement but does not affect the license agreement.  The license agreement provides for royalties, but no milestone payments, upfront payments or annual payments.

The present filing includes as exhibits the settlement and license agreements with The Johns Hopkins University, and a description of the material terms of the agreements.

27.

“Please revise your disclosure to explain what is meant by "xeno free of animal product" where used on page 4.”

There was a typographical error – “xeno free” means “free of animal product.” We removed “xeno” in front of “free of animal product.”

28.

“We note that your growth platforms are based on components that are FDA approved for transplant for human beings. Please clarify whether your growth platforms require FDA approval and, if so, the status of such approvals.”

The present filing clarifies that our growth platforms will require FDA approval and that no applications has been made to the FDA.

29.

“Please revise your disclosure to explain what you mean when you say “platform CB-500 is a complete medium and scaffolding” on page 4.”

The present filing defines a medium as a feeder material and growth factor in which cells grow and scaffolding as the collagen substructure that allows for the adherence of cells in order for them to expand. The Company’s platform is now described both as a medium and scaffolding.

30,

“Please revise your disclosure to explain what you mean by "without differentiation" in the phrase "accelerated growth of cells without differentiation" on page 4.”

The present filing defines "without differentiation” as without genomic change so that derived cells are identical to the initial cells.

31.

“Please expand your disclosure under the subheading "Products related to cord blood storage" on page 4 to include a discussion of the following:

Whether Michael Cohen developed the technology on behalf of the company while employed by the company, or whether the rights to the technology were assigned by him to the company,

Whether the FlexPak-5 will be used for internal purposes only or marketed to the public; and

The importance of the FlexPak-5 technology to the company's operations.”

The present filing expands disclosure under the heading "Our Current and Future Products" to include a discussion of the following:

The filing now states that Mr. Cohen developed the technology and assigned the rights to the Company for shares of our common stock. No royalties are due and the Company is responsible for patent prosecution, maintenance and infringement matters.

The filing now states that FlexPak-5 is to be used for internal purposes only and that the Company believes with further testing and verification will provide the ability to bank cord blood in aliquot (an exact division of the cord blood into units for future expansion) and that no regulatory approval is required.

Finally, the filing states that the Company anticipates that FlexPak-5 will be of use upon the completion of development and FDA approval of the Company’s stem cell expansion technology.

32.

“We note your statement on page 5 that pursuant to the terms of the outstanding purchase order under your Cosmetic Sales Agreement, you must demonstrate your financial ability to manufacture fifty thousand kits before payment for the first order will be made. Please expand your disclosure to discuss:

how you intend to satisfy the requirement to demonstrate your financial ability to manufacture fifty thousand kits;

your likelihood of success or failure in meeting this condition, and the consequences thereof; and

the status of your fulfillment of the order for the  first ten thousand kits.

We remind you that your disclosure should be fair and balanced.”

The present filing includes that the Company received the first order for 10,000 kits at $100 per kit Pursuant to the terms of the purchase order, the Company had to demonstrate its financial ability to manufacture 50,000 kits before payment for the first order would be made. It was unable to demonstrate such financial ability to manufacture 50,000 kits and the purchase order expired. The president of China Biopharma and Sinoquest has informed the Company that if it demonstrates the financial credibility of $1,000,000 in cash or cash equivalents and make cosmetic sales in the United States, the order will be reinstated.

33.

“Please provide a complete description of the material terms of any oral or written arrangements or agreements you have with San Mar Laboratories, Inc. and The University of Miami for the production of Proteoderm cosmeceutical products and Matrix NC 138TM, respectively. All material contracts, whether oral or written, should be included as exhibits to the registration statement. You may provide summaries of oral contracts as exhibits to the registration statement if necessary.

The present filing includes a complete description of the material terms of any oral or written arrangements or agreements the Company has with San Mar Laboratories, Inc. and The University of Miami for the production of Proteoderm cosmeceutical products and Matrix NC 138TM, respectively. Disclosure now states that the agreement with San Mar is oral and sets forth the terms and conditions.

34.

We note the following statement on page 5: "Cohen received the right to receive 20% of the outstanding shares of the common stock of Proteoderm, in the event it should become a public company." Please discuss any plans or steps taken to take Proteoderm public.

There are no plans or steps to take Proteoderm public. Thus disclosure has not been changed or augmented.

35.

“We note the following statement on page 5: "We anticipate that we will have enough data for the FDA Phase I trial, although no guarantees can be given." Please revise your disclosure to include a prediction of when you believe you will have compiled sufficient data and when you plan to commence your Phase I trial for cord blood expansion.”

The present filing has a revised disclosure to include a prediction that the Company will have compiled sufficient data within 24 months to commence Phase I trial for cord blood expansion.

36.

“We note the following statement on page 5: "Thus the units of other cord blood banks are single use only and can only be used for one patient once unfrozen." Please add disclosure following this statement to explain how your company's technology is different and will "provide for an increase in supply,"

The present filing explains that once the Company’s expansion technology is approved by the FDA and in conjunction with the aliquot system once developed, expansion of stem cells would allow multiple uses and hence an increase in supply.

37.

We note your reference to a catalogue of intellectual properties and patent applications on page 1 and references to various patents pending and patent applications throughout your Business discussion. For the convenience of the reader, please identify all the measures you have put into place to protect your intellectual property rights and discuss the limitations of these measures. In addition, please briefly discuss the Company's historical and ongoing efforts to patent its intellectual property, including the following:

•

how many patents have been issued in the U.S. and otherwise, and what products, processes or technology do they cover?

•

how many are pending, and what products, processes or technology do they cover?

•

whether you are aware of any actual or potential infringement claims, either asserted by you or against you; and

•

whether you are aware of any material exposure or significant gaps, either actual or foreseeable, with respect to your efforts to protect your intellectual property.

The present filing includes identification of the patents and states that all of them are pending and that no patents have been granted. The Company has added the measures it has put into place to protect its intellectual property rights and discuss limitations of these measures are discussed; that no actual or potential infringement claims, either asserted by or against the Company and that the Company is not aware of any material exposure or significant gaps, either actual or foreseeable, with respect to its efforts to protect its intellectual property.

Item 2. Financial Information

Overview, page 6

38.

“We note the following statement on page 6: "In March, 2008, we emerged from the development stage." Please explain what you mean by this statement.”

The statement on page 6 "In March, 2008, we emerged from the development stage." is in error. The present filing correctly indicates that the Company was never in a development stage since immediately after formation of National Stem Cell, Inc. on January 14, 2005, it acquired an operating company, the Sperm Bank of New York, Inc. also on January 14, 2005. When the Company, under the name Azurel, acquired National Stem Cell, Inc. it acquired, at the same time, its operating subsidiary, the Sperm Bank of New York, Inc.

39.

“We note the following statement on page 6: "We performed research and development that enable us to gain and retain ownership of the intellectual property, which led to the creation of our current products." Please revise your disclosure to list the intellectual property to which you refer.”

Disclosure is clear that the list of patent applications are the intellectual property referred to.

40.

“We note that you incurred $2,181,756 of professional, consulting and marketing fees during the six months ended June 30, 2008 that did not recur in the six month period ended June 30, 2009. Please describe in more detail the nature of these fees.”

The present statement has the following breakdown of the $2,181,756 in fees. The fee consists mainly of legal, accounting, and product marketing fees. The legal and accounting fees were paid in stock which was valued at market on the date of issuance.

Liquidity and Capital Resources, page 7

41.

Please revise your disclosure to include the company's monthly cash burn rate.

The present filing indicates the company's monthly cash burn rate is $75,000.

42.

“We note the following statements on page 7: "We estimate that we will require approximately $2,000,000 in additional capital to sustain our operations at their current level through fiscal 2009 and that we will require as much as $3,000,000 in additional revenues or $3,500,000 in additional funding to achieve our projected growth plan.

Although we believe the additional capital we will require will be provided either through new equity investment, debt and/or increased revenue, we, cannot assure you that the equity investment will be made, or that we can obtain debt at acceptable terms or that we can generate sufficient revenue to maintain projected operating levels." Please revise your disclosure to more specifically identify the company's plans to obtain the needed equity investment and/or debt and a timetable for doing so, if known. If you have no specific plans or timetable, please so state. Also, please clearly state that the company's only source of revenue to date is SBNY which reported revenues of $55,125 for the six months ended June 30, 2009, $132,038 for the fiscal year ended December 31, 2008 and a net loss of $33,235 for the 2008 fiscal year.”

The Company indicates in the current filing that its management team is meeting with institutions and investment bankers in an effort to raise debt or equity funding. The Company has not received any definitive proposal. It has no specific timetable for raising additional equity. The current cash burn rate is covered either by the management team or by stock issuances. Debts are covered by stock issuances or conversion to debt instruments. The filing also indicates that the Company's only source of revenue to date is SBNY which reported revenues of $55,125 for the six months ended June 30, 2009, $132,038 for the fiscal year ended December 31, 2008 and a net loss of $33,235 for the 2008 fiscal year.”

43.

Please revise your statement on page 7 that failure to obtain the necessary funding "could impair" your ability to stay in business to state that failure “would” impair your ability to stay in business.

The present filing has been revised to state that failure “would” impair the Company’s ability to stay in business.

Critical Accounting Policies, page 7

44.

“We note that you reiterated the policy notes included in your financial statements. Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please disclose your analysis of the judgments and uncertainties involved in applying these accounting principles at a given time and the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350.”

The Company has revised disclosure of key accounting policies and has placed them under the title “Critical Accounting Policies.”

Revenue recognition, page 8

45.

“We note your statement on page 2 that "Proteoderm has recently executed, with two China-based companies, an agreement for the licensing, sale, and distribution of its cosmeceutical kit in China, Hong Kong and Taiwan" and. your policy note on this page and in the notes to the consolidated financial statements regarding revenues from support agreements. Please disclose the significant terms and characteristics of your material arrangements/ agreements, including the services to be delivered by each party, the contract period, and obligations of the parties. Disclose the accounting treatment applied to your material agreements.”

The terms and conditions of agreement for the licensing, sale and distribution of the cosmeceutical kits in China, Hong Kong and Taiwan are now disclosed. The term of the agreement was three years; and over and above the price per kit, the purchasers were obligated to pay us a royalty of $15 per Unit on net sales. The purchasers were obligated to purchase 10,000 units per year commencing the date of the first order. The purchasers were additionally obligated to purchase Proteonomix stock in the open market equal to 5% of gross sales less returns and to retain purchased shares for a period of one year. The purchasers were also obligated to create a “Wholly Owned Foreign Enterprise” (WOFE) owned 60% by us and 40% by the purchasers. Disclosure states that the WOFE has not been formed.

It is disclosed that the Company received the first order for 10,000 kits at $100 per kit Pursuant to the terms of the purchase order, the Company had to demonstrate its financial ability to manufacture 50,000 kits before payment for the first order would be made. The Company was unable to demonstrate its financial ability to manufacture 50,000 kits and the purchase order expired. The president of China Biopharma and Sinoquest has orally informed the Company that if it demonstrates its financial credibility of $1,000,000 in cash or cash equivalents and makes sales in the United States, the order will be reinstated. There is no assurance that the Company can demonstrate this financial ability and that, even if it does, that the order will be reinstated.

The revenue recognition heading presently states that the Company recognizes revenue when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable and collection is probable. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a fee is based upon a variable such as acceptance by the customer, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company defers revenue and recognizes it when it becomes due and payable. The Company assesses the probability of collection based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. If the Company determines that collection of a fee is not reasonably assured, revenue is deferred until the time collection becomes reasonably assured.

Revenue from support agreements is recognized on a straight-line basis over the life of the contract, although the fee is due and payable at the time the agreement is signed or upon annual renewal.

The Company anticipates that revenue from the sale of Proteoderm’s cosmeceutical kits will be recognized in the same fashion as revenue from other sales which are disclosed in this section; and thus disclosure has not been changed.

Item 3. Properties, page 12

46.

“Please provide a complete description of the material terms of your oral month-to-month lease with Biogenetics and include a summary of this arrangement as an exhibit to the registration statement.”

The present filing includes a complete description of the material terms of our oral month-to-month lease with Biogenetics. The Company subleases its current operations office and laboratory space at 187 Mill Lane, Mountainside, New Jersey in from BioGenetics pursuant to an oral month-to-month lease at $2,500 per month, including tax and utilities. The lease may be cancelled by either BioGenetics or by the Company on one month’s notice. The facility encompasses 1,680 square feet of combined office and laboratory space in a modern building.

This oral lease is memorialized in exhibit 10.24.

Item 4. Security Ownership of Certain Beneficial Owners and Management. page 12

47.

For each individual listed, please revise the beneficial ownership table on page 12 to accurately state all positions held with the company. For instance, Michael Cohen is only listed as President; however, your disclosure on page 13 indicates that he is also the Chief Executive Officer and Chairman of the Board.

The present filing has a revised beneficial ownership table which accurately states all positions held with the Company. The revised filing states that Michael Cohen has served as our President, Chief Executive Officer and Chairman of our board of directors since September 12, 2006.

The table also lists Robert Kohn the new officer. His biographical details follow the management table; and share percentages have been appropriately modified to reflect Mr. Kohn’s share ownership.

48.

“We note that your website lists Stan Cipkowski and Mark Ast as directors of the company; however, they do not appear in the beneficial ownership table on page 12 or the list of directors and executive officers on page 13. Please reconcile.”

The website is in process of revision and the changes were not made as of the time of the initial filing of the registration statement on Form 10. The changes have been made.

49.

Please supplementally provide us with an analysis as to why you do not believe Dr. Ian McNiece should be listed in the beneficial ownership table as a named executive officer.

Dr. McNiece is a member of the Scientific Advisory Board. The roles and responsibilities of the board are now listed and can be found in our response to your comment no.54. We now state after the paragraphs on roles and responsibilities as follows: “Members of the Scientific Advisory Board do not participate in management decisions of the Company.”

We believe that your comment was based on nomenclature.  Dr. McNiece is a researcher only and does not exercise any authority or perform duties as an officer of the Company.

Item 5. Directors and Executive Officers. page 13

50.

“We note that the first paragraph of this section is repeated. Please delete the repetitive section.”

The present filing deletes the repetitive section.

51.

“Item 401(e) of Regulation S-K requires that registrants describe the business experience of each officer and director during the past five years. Please revise your disclosure to specify the date when each person joined the Company and include the following:

The name of the "large multi-specialty, interdisciplinary physician group in Woodbridge, New Jersey" where Dr. Kenneth Steiner is employed;

Antonio Moura's employment from 2006 until the present;

The "two periods" during which Joel Pensley was in partnership with other attorneys, if within the last five years;

Dr. Ian McNiece's employment during the last five years prior to joining the Stem Cell Institute at the University of Miami in July 2007; and

How long Dr. Barbara Nabrit-Stephens has been the Medical Director for Blue Cross Blue Shield of Florida.”

The present filing includes a revised disclosure to specify the date when each person joined the Company and also the following:

The name of the "large multi-specialty, interdisciplinary physician group in Woodbridge, New Jersey" where Dr. Kenneth Steiner is employed- The Family Medical Center, P.C.;

Antonio Moura's employment from 2006 until the present is disclosed in that he has maintained a private accounting practice since 2000;

The two periods during which Joel Pensley was in partnership with other attorneys did not occur within the last five years and does not merit revised disclosure; and reference has been removed.  However, a brief recent partnership is disclosed with one attorney from March 31 to June 15, 2009.

Dr. Ian MacNiece’s employment during the last five years prior to joining the Stem Cell Institute at the University of Miami in July 2007 has been disclosed as a position with Johns Hopkins University as a Professor of Oncology and Laboratory Director of the Graft Engineering Laboratory from January 2003 to May 2007.

 Dr. Barbara Nabrit-Stephens’ biography has been revised to disclose that she is now a private consultant and is no longer Medical Director of Blue Cross Blue Shield of Florida; and any gaps in her chronological biographical disclosure have been plugged.

52.

“Please provide the basis for the following statement on page 13: "In that capacity, he was instrumental in securing working capital that propelled the company from $4,000,000 to over $36,000,000 in annual sales."

It is now disclosed that Mr. Moura was instrumental in introducing Wachovia Bank and negotiating a credit line of $ 3 million for working capital that propelled the company from $4 million to over $36 million in annual sales.

53.

“Please provide the basis for the following statement on page 13: "In that capacity, he was instrumental in securing working capital that propelled the company from $4,000,000 to over $36,000,000 in annual sales."

This Comment duplicates comment 52.

54.

“Please describe the function and responsibilities of your Science Advisory Board and disclose the material terms of your consulting agreement with these Board members.”

Revised disclosure related to members of the Scientific Advisory Board states: that the functions of the Scientific Advisory Board are: advising the Company with regard to recruitment, processing, storage, banking; research, and development of technologies; and commercialization, including banking, of allogeneic and autologous umbilical cord blood and peripheral blood stem cells as well as other aspects of the Company’s business, including but not limited to platform and expansion technologies, therapies related to diabetes and cardiac disease and anti-ageing technologies; supporting the Company in research and development and in related strategic decision making by providing access to leading experts and opinion leaders; it supports “outside-the-box” thinking; and assesses the Company's innovation, business, commercialization, and capabilities.

Each contract with a member of our Scientific Advisory Board states that the member perform advisory and consulting functions including, but not limited to the following services: 1) advising the registrant in regard to all aspects of the Scientific Advisory Board mandates set forth above; 2) reviewing and providing assessment of clinical protocols, rules, regulations; 3) providing advice and assistance concerning clinical developments, and directions; 4) providing information, knowledge, and comments to and for research and development strategic decision making purposes; and 5) providing advice and assistance regarding regulatory procedures including the Food and Drug Administration or other corresponding regulatory bodies in other countries in order to achieve regulatory approval.

55.

“We note that your website lists only Dr. Barbara Nabrit- Stephens and Shulamit Levenberg as Scientific Advisors which differs from your disclosure on pages 14 and 15. Please reconcile.”

The website is in process of revision. The website now matche disclosure.

56.

“We note the following statement on page 15: "As of the date of this registration statement, we have one full-time employee, 10 consultants, and two professionals," Please name the one full-time employee and whether or not the "consultants" include executive officers of the company. Also, please explain what the title "professional" means in this context.”

The present filing has been changed to  include the name of the one full-time employee, Michael Cohen, President, Chief Executive Officer and Chairman of the Board of Directors, 10 consultants who include executive officers, and three professionals, our Treasurer, Chief Financial Officer and General Counsel. Professionals are now defined as those with degrees or licenses in their fields.

Item 6. Executive Compensation. page 15

57.

“Please provide the Outstanding Equity Awards at Fiscal Year-End Table required by Item 402(p).”

The present filing includes the Outstanding Equity Awards at Fiscal Year-End Table required by Item 402(p).

58.

“We note your statement on page 16 that you do not compensate members of the Board of Directors for acting as such. However, to the extent that any of your members of the Board, including Scientific Advisory Board members, have received awards or payment of any kind from the Company during the last completed fiscal year, please be advised that you must provide the Director Compensation Table required by Item 402(r) of Regulation S-K. We refer you to the table of Recent Sales of Unregistered Securities on page 18, which shows shares issued to members of your Scientific Advisory Board in 2009. Moreover, it appears that you did compensate regular Board directors for acting as such in 2007. Therefore, it does not appear accurate to say that you do not compensate such members, only that you did not, if true, compensate these members in the last fiscal year.”

As discussed above in response to our comment 49, the Company maintains that Ian McNiece, PhD is not a director of the Company and should not be construed as such. The Company does not consider members of the Scientific Advisory Board as directors as they do not exercise any management responsibilities.

Disclosure has been amended to state that the Company has not compensated any member of the board of directors for acting as such since the beginning of fiscal 2008.

59.

“It appears that the salary listed for Michael Cohen in the Summary Compensation Table for 2007 should be $250,000 rather than $250.000. Please revise.”

The present filing has been revised to show the salary listed for Michael Cohen in the Summary Compensation Table for 2007 was $250,000 rather than $250.000.

60.

“We note that the Summary Compensation Table is missing the “All Other Compensation” and “Total” columns. Please revise. We note that the expense allowance for health care and vehicles of $40,000 should be listed in the All Other Compensation column.”

The Summary Compensation Table shows the “All Other Compensation” and “Total” columns and lists the expense allowance for health care and vehicles of $40,000 in the All Other Compensation column. Thus, no change has been made.

61.

“We note that the 480,000 shares of common stock issued to Mr. Pensley and the 104,000 shares of common stock issued to Mr. Moura under each individual's retainer agreement are not listed in the Summary Compensation Table on page 15. Please revise the table to reflect all stock awards made in 2007 and 2008.”

The value of the shares issued to Messrs. Pensley and Moura are listed in the table and the footnotes reflect all stock awards made in 2007 and 2008 including the 480,000 shares of common stock issued to Mr. Pensley and the 104,000 shares of common stock issued to Mr. Moura under each individual's retainer agreement. Thus, no change has been made.

62.

“We note footnote 2 to the Summary Compensation Table states that Dr. Steiner will receive 350,000 shares at the conclusion of his consulting agreement in May 2010, such shares "to be valued at market in each period in which they are earned." Please clarify in the footnote how the Company determines the periods in which the shares are earned and disclose how many shares Dr. Steiner has earned to date and the value thereof.”

The present filing states in footnote 2:

that Dr. Steiner has not been issued any shares of common stock; and

that he is entitled to a total of three hundred fifty (350,000) thousand shares, all of which shares shall be issued to him at the conclusion of the term of the Consulting Agreement.

For financial statement purposes, the share issuance is valued as follows: 50,000 upon entering the agreement on May 17, 2008 and 50,000 shares every four months thereafter. Valuation of the shares is at the market price of the shares on the date the agreement was signed and each four months subsequent to the date of the agreement. In the event Dr. Steiner resigns or is removed for cause prior to the termination date of the agreement, he is not entitled to the issuance of any shares of our common stock. “

63.

We note the following statement on page 15: "Pursuant to the agreement, Mr. Cohen is entitled to receive a salary of $250,000 per annum, plus an annual bonus of up to 30% of the base salary, such bonus to be based on the achievement of milestones to be established each year by the Board of Directors." You have not disclosed the milestones established by the board of directors for the 2008 fiscal year. Please revise your disclosure to include the following:

A description of each milestone established by the board for the 2008 fiscal year;

A discussion of the level of achievement of each milestone; and

A discussion of how the level of achievement affected the actual bonus paid.”

-

The Company’s board of directors has adopted the following milestones for the fiscal year ended December 31, 2008:

-

the Company becoming cash flow positive – for each quarter – or as an alternative – the company having a positive EBITA for each quarter ;

-

the Company’s patents becoming effective (patents granted) per patent;

-

FDA approval – phase I – II and III for any of the Company’s technologies ;

-

Preoteoderm making sales (including entering a sales contract or purchase order, deliveries pursuant thereto and receipt of sales price) of its cosmeceutical  – per 100K per year; and

As of December 31, 2008, Mr. Cohen has not earned a bonus except for the bonus which is part of his employment contract as none of the milestones adopted by the Board of Director have been met

64.

“We note the following statement on page 16: "He will receive an aggregate of 350,000 upon completion of the two-year term of the agreement." Please insert the word "Shares" after 350,000.”

The present filing has the word “shares” inserted after 350,000.

65.

“Please file as exhibits to the registration statement the amendments to Kenneth Steiner and Antonio Moura's consulting agreements, as discussed on page 16.”

The present filing has included exhibits containing the amendment to the consulting agreements of Kenneth Steiner (Exhibit 10.23) and the revised consulting agreement of Antonio Moura (Exhibit 10.21).

Item 7. Certain Relationships and Related Transactions, and Director Independence. page 16

66.

“Please provide the terms of the $246,773 and the $67,370 lent by Mr. Cohen and Mr. Pensley, respectively, to the Company and file the underlying agreements governing this debt as exhibits to the Form 10 registration statement. You may provide summaries of oral contracts as exhibits to the registration statement if necessary. Please refer to Item 404(a)(5) of Regulation S-K for a description of the disclosure that is required with respect to this indebtedness.”

In the Certain Relationships and Related Transactions and Director Independence section, disclosure relating to funds lent to the Company by Messrs. Cohen and Pensley now reads that:

the Cash Advances will not bear interest and will not have a term by which they must be paid in order for the Company to avoid default i.e. there is no default provision;

the Lenders will keep accurate records of the dates and amounts of each Cash Advance and the method of payment of each Cash Advance, such as cash, check, wire etc;

the Cash Advances may be paid to the Company or may be paid directly to a creditor of the Company;

all Cash Advances must be preapproved by Michael Cohen, President of the Company;

the Company may pay all or part of the Cash Advances to either Lender or both Lenders from time to time, in cash or in the Company’s common stock valued at “market” defined as the average closing price of the stock on the market or exchange on which the common stock trades for the ten trading days preceding payment of a Cash Advance; and

the Cash Advances shall be listed as indebtedness to each Lender on the books and records of the Company.

67.

“Please provide the disclosure required by Item 407(a) of Regulation S-K.

Disclosure has been added to the paragraph above the management table that none of the directors are independent; and the market in which the Company intends its shares to trade, the Over-the-Counter Bulletin Board, does not require that a majority of directors be independent.

Item 8. Legal Proceedings. page 16

68.

“It does not appear that you have provided all of the information required by Item 103 of Regulation SK as to the litigation with Crompton relating to the return of 10,000 shares of your common stock. Please revise your disclosure to include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought.”

The present filing provides all of the information required by Item 103 of Regulation SK vis-à-vis legal proceedings in which the Company in involved.

The Item now states that the Company filed a lawsuit against Scott Crompton, an investor relations consultant of the Company (“defendant”) on January 21, 2009, in the United States District Court for the District of New Jersey, alleging, breach of contract; that a temporary restraining order was entered on February 4, 2009, blocking the sale of 10,334 shares of common stock that remain unsold from the total of 33,500 shares issued to the defendant for investor relations services; that presently, the defendant is contesting the jurisdiction from New Jersey to the United States District Court for the District of Southern Florida; that management does not believe that an adverse ruling on jurisdiction will result in the defendant winning the case and be able to sell his shares; that the Company is also seeking monetary damages of $268,000 for the sale of 23,166 shares resulting from this agreement; and finally that Scott Crompton submitted a settlement offer which the Company has accepted. The terms of the Offer stipulate that Mr. Crompton will keep 2,000 shares of the Company’s common stock and the Company will drop all other claims.

The present filing also notes that the Company has also been threatened to be sued by Maureen Abato, Esq. over a claim that she is owed 50,000 shares of stock regarding legal services provided to the Company, and by Fred Grant, a consultant who introduced the Company to Ice Cold Stocks.com; and that the Company denies both claims.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters. page 17

69.

“Please disclose the price of your common stock as of the latest practicable date, as required by Item 201 (a) (1)(v) of Regulation S-K.”

The stock market price table has been revised to include the quarter ended September 30, 2009.

70.

“It appears that the quarter ended December 31, 2007 has mistakenly been listed as the quarter ended December 31, 2009 in the high/low bid table provided on page 17. Please revise.”

The typographical error relating to the year of that quarter has been corrected and the year mistakenly stated as 2009 now reads 2007.

Item 10. Recent Sales of Unregistered Securities. page 18

71.

“We note that you have listed a bonus of 5,000 Shares paid to Erin Maurer on April 14, 2008 in the table on page 18. Please provide a footnote describing Erin Maurer's relationship to the company, the circumstances under which this bonus was paid and what services were rendered in exchange for the bonus payment.”

A footnote to the table describes that Erin Maurer was executive secretary to the Company’s president and that at her departure; she received as a bonus the shares set forth.

72.

“Pursuant to Item 701(d) of Regulation. S-K, please revise your disclosure to discuss the facts relied upon to make the exemption discussed at the bottom of page 18 available for the listed transactions.”

The facts relating to exemption for the listed share issuances are now disclosed, specifically that no public offering was involved in that the shares were not offered or sold by means of: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising, or (iii) any other form of general solicitation or advertising and the purchases were made for investment and not with a view to distribution; and that each purchaser had the opportunity to inspect and copy all of the registrant’s books, records and other documents.

Item 12. Indemnification of Directors and Officers. page 19

73.

“We note the following statement on page 19: "Our Certificate of Incorporation and Bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify." Please revise your disclosure to more specifically state the persons that Section 145 grants you the power to indemnify.”

The classes of persons which the registrant may indemnify pursuant to Section 145 of the Delaware General Corporation Law are now specified.

Consolidated Financial Statements at December 31, 2008

Consolidated Financial Statements of Cash Flows. page F-7

74.

“On Page F-19 you disclose that you reduced the amount payable to the Johns Hopkins University by $96,250 under a settlement agreement. The reduction in the amounts payable did not require a cash payment. Please tell us how you accounted for this transaction and cite authoritative accounting literature.”

The settlement agreement did in fact stipulate that should a $10,000 payment be made by the Company, Johns Hopkins University would reduce the amount owed to them by $96,250. The Company has amended their statement of cash flows in the amended filing to reflect the forgiveness of the $96,250 as a separate line item and reclassified the amount from the net increase in accounts payable and accrued expenses. The Company has accounted for the transaction correctly in accordance with SFAS 95.

Notes to Consolidated Financial Statements December 31, 2008 and 2007. page F-8

Note 1 – Organization and Basis of Presentation. page F-8

75.

We note the following statement on page F-8: "Proteoderm, Inc. has generated no revenues in 2008." Please revise this sentence to state that Proteoderm has generated no revenues "since inception" rather than simply referring to the last fiscal year.

The present filing has revised the sentence to state that Proteoderm has generated no revenues "since inception.”.

76.

We note the following statement on page F-8: "The Company has recently emerged from the development stage and has incurred substantial research and has continued to develop...." (Emphasis added). The emphasized phrase appears to be incomplete. Please revise.

The Company has amended this disclosure to eliminate references to development stage as it is the Company’s position that it has never been and is not a development stage company.

Note 2 – Summary of Significant Accounting Policies. page F-9

Development Stage . page F-9

77.

“You disclose that you emerged from the development stage in March 2008. You also disclosed that you are currently gathering data for a Phase 1 trial for cord blood expansion and that you completed development of cosmeceutical products and anticipate sales to begin in the last quarter of 2009. This sales projection is presumably based on your disclosure on page 5 that you entered into an agreement with two China-based companies to distribute cosmeceutical products in January 2009. Since you have not generated revenues in your principal stem-cell business to-date and you did not have an agreement in place to distribute cosmeceutical products until 2009 it is not clear why you stated that you are no longer a development stage company in March 2008, A development stage company is defined in paragraph 8 of SFAS7 as a business whose principal operations have commenced but which has no significant revenues. Since you did not have any revenues in your primary businesses in 2008 it appears that you were a development stage company in 2008. In addition, the last paragraph of the report of independent registered public accounting firm on page F-3 refers to you as a development stage company, Please revise to provide the disclosures required by paragraphs 11 and 12 of SFAS 7.

Please note that the last paragraph of the report of independent registered public accounting firm as it appeared on page F-3 of the originally filed Form 10 erroneously referred to the Company being considered to be in the development stage. The independent registered accounting firm has removed this paragraph from the opinion in the amended filing, and the Company maintains it is not considered a development company as defined under SFAS 7 nor has it ever been a development stage company.

Fair Value of Financial Instruments (other than Derivative Financial Instruments). page F-10

78,

“Please disclose the amount recorded in your consolidated statements of operations to revalue the notes payable at fair value at the end of all periods presented.”

The notes were identified as level 1 in the hierarchy table presented in Note 11 erroneously. The references to the notes payable have been removed from that table. There was no fair value option elected by the Company for these notes payable under SFAS 159, thus there is no requirement to mark to fair value each period the notes payable. The Company, as mentioned, has removed all references to these notes having elected fair value treatment.

Revenue Recognition. page F-10

79.

“Please revise to disclose your revenue recognition policy for each revenue source, including revenues from government grants.”

The Company has revised its disclosure of revenue recognition to include what the sources of revenue are, i.e. sales of donor sperm samples. The policy regarding the recognition of revenue for these sales is accurate and being consistently applied.

In addition, the Company has added disclosure in their policy for Research and Development to include the fact that they have never had government grants or utilized investment tax credits.

Inventory. page F-14

80.

“The number of days inventory is outstanding has approximated 4,000 days or more over the last fiscal two years and through June 30 2009. Please disclose the nature of your finished goods, and the expected shelf.-life prior to expiration of your finished goods. Please disclose your policy for evaluating inventory obsolescence and the amount of any inventory reserves for obsolescence.”

The Company has amended its disclosure to include the fact that the inventory consists of donor’s sperm samples. Based on the method in which these samples are contained, it is very rare that a sample would spoil. There has been no reserve for obsolescence of inventory and inventory is only removed upon use or request of removal by donor.

Note 5 – Promissory Notes. page F-18

81.

“In Note 5 you discuss outstanding promissory notes set to mature on January 30, 2009. Please revise your disclosure to discuss the current status of these notes and file each as an exhibit to the registration statement.”

The Company has amended its disclosure to include the fact that the notes are in default as they remain outstanding. The Company has also included these notes as an exhibit in the amended filing.

82.

“You disclose that the amendment to the promissory note did not constitute a material modification under EITF 96-19. Please provide us the analysis that supports your conclusion that the amendment to the promissory notes did not constitute a material modification.”

The Company maintains that the renegotiated debt agreements with its note holders did not constitute a material modification. When reviewing the agreements, the Company, as discussed in the EITF 96-19 discussion, followed the guidance in calculating the present value of the cash flows for purposes of applying the “10% test”. It was determined that the present value of the new debt $392,675 at 10% for 4 months equals $379,904 compared to the old debt of $335,000 plus the value of the warrants estimated to be $33,000 (16,500 warrants @ $2) equals $368,000 yields a change of 4% or $11,904. This is under the 10% threshold and thus is not considered a material modification.

Note 7 – Licensing Agreement. page F-19

83.

“Please clarify the reasons for discontinuing the license agreement with The Johns Hopkins University given that your current disclosure that ``certain internal JHU intellectual timeline issues" is not sufficiently informative. Please also disclose the factors regarding the timing of the recognition of the forgiveness of debt that resulted in a gain on extinguishment.”

Disclosure has been added that Johns Hopkins University cancelled the licensing the agreement based on the Company’s failure to pay certain fees. The forgiveness of debt occurred upon the payment of a $10,000 amount by the Company which was part of the settlement agreement. At that time, the Company recognized the forgiveness of debt.

Note 8 – Commitments, page F-19

84

“On page 16 you disclosed your legal proceedings. Please disclose all legal proceedings and contingencies in the footnotes.

Please see the response to comment no. 68 which is identical.

Note 9- Stockholders’ Equity (Deficit) page F-20

Common Stock

85.

“You disclose that you issued 582,200 shares of common stock in conversion of loans and accrued compensation to the President of $1,318,617. Please tell us the date that the loans and accrued compensation were converted into common stock, the date the conversion was approved and provide us with documentation that supports the assumed fair value of $2.26 per common share.”

On April 14, 2008, the Company had issued 582,200 shares of its common stock to its President. The share issuance was approved on June 4, 2007. The shares were issued in conversion of certain loans payable and accrued compensation totaling $1,318,617. The Company determined that the average price of the shares was $2.26 based on the weighted average of the shares when the debt came about.

The Company converted $1,023,336 at par value ($.001) which was the culmination of funding the company for a number of years, then converted $260,658 at $10,00 per share which was the average pricing for the time period those liabilities were incurred, and finally converted $34,623 at $11.00 per share which was the average pricing for the time period those liabilities were incurred. The result was the average of $2.26.

Note 11—Fair Value Measurements. page F-24

86.

“Please tell us why is appropriate to include Notes payable in Level 1 in the fair value hierarchy table given that there do not appear to be identical notes payable in active markers and revise your presentation as appropriate.”

The Company erroneously included the notes payable under Level 1 of the hierarchy graph in accordance with SFAS 157. The Company has never elected the fair value option under SFAS 158 for these notes payable, and they are considered to be conventional debt; and the Company is not required to mark the notes to market each period. There have been no changes in the value of these notes. The notes have been removed altogether from the charts in the amended financial statements.

Notes to Consolidated Financial Statements June 30, 2009 and 2008 (Unaudited), page F-33

87.

“In Note 6 to the unaudited financial statements for the six months ended June 30, 2009 and 2008 you state that as of June 30, 2009 the company had $333,715 outstanding in unsecured loans and advances with officers. This does not appear to be consistent with the information provided on page 16. Please reconcile.”

The difference of $19,572 relates to the amount outstanding by the Proteoderm subsidiary and was erroneously omitted on the page 16 figure under Item 7 for Michael Cohen. The Company has correctly made this adjustment in the amended filing. Note 6 to the financial statements at June 30, 2009 is correct.

Exhibit List. page20

88.

“Please file as an exhibit to the registration statement a list of subsidiaries, as required by Item 601(b) (21) of Regulation S-K.”

The present filing adds, as an exhibit, a list of its subsidiaries.

Very truly yours,

Proteonomix, Inc.

/s/Joel Pensley

Secretary